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Top Shelf Cookies started as a superstition Which sounds really crazy for a bakery but I am a over 20 years season ticket holder to the Boston Bruins as a superstition and I would make a dark chocolate cookie with peanut butter chips is now or signature cookie cookie called the black and gold and I would bring it for every game and it's beginning of the Season it was for the staff and friends and then buy game 7 of the Stanley Cup finals at the end of the season it was I think seven or eight. I had to bring in that night the 4th would even put on their Facebook page like Heather big game you're bringing the lucky cook so you know I just started to think like I really don't like my job right now and if I could make cookies for a living and when I said it out loud to my best friend this for a long time so buckle down put my head down and work a lot of overtime pay down so that I can take a bakery job for $10 an hour and I did that for just about a year still despite everything I knew about running a bakery I still decided to go forward with it because at that point it was that my heart was with louder than my brain and started to go forward with that so we weren't formally in 2014 out of Commonwealth Kitchen in Dorchester. We try not to take on more than we could so we started off just doing special orders and and then we took on farmers markets and pulled the e-commerce into the pool and wholesale what we specialize in is Kraft cookies so we basically take really good sometimes than usual ingredients we pair them up with a well-thought-out recipe make the best cookies get that we can make and just for me if we can jam a Boston reference into the name all the better so obviously we started off with a cookie but we have a Green monster Mint we have the goatMeal which may need to be renamed do we have green Dynasty for the Celtics we have left on Boylston for the marathon are molasses cookies called we have a special chocolate chip cookie that we make with Sam Adams beer caused the Boston Lager chocolate chip that's what we do

on March 11th is a day I referred to as the day everything went to hell or the day of panic we were actually out looking for us right as we were growing, what kitchen kind of a space of our own we had a couple of attempts at Food Hall to bring all our operations Under One Roof so we were on the lookout for space and as we were looking at four-five different spaces over a few hours my phone just kept buzzing and it was like oh this event is cancelled our wholesale orders cancelled and I think after 6 hours we lost about 80% of our projected revenue between March and April and we had spent a big portion of the January and February really kind of trying to think bigger and think Beyond like having one event pay to get up to the next event so we got into the Boston Calling lineup we had set up a lot of work around the Boston Marathon and you know I was feeling really proud that we were all of it without the window on so initially I can accept a freak out a little bit and I kind of just put it out on a Blog on our website if we have a lot of amazing customers that follow us because we make cookies but I think the connection to our community which we show time and time again and just kind of saying like this is scary like I don't know what's going to happen I don't know if putting my hand out and asking for orders but what happened was that the orders just came in Fast & Furious and it was between that and help from Sam Adams and they got back to me a few days later and said love like we think we're going to we're on track plan for race day or not cancel they're just on hold in fact we want to increase them so they're about to be at the other side of this and it meant a lot to me

obviously because over six years of hard work and in a lot of personal sacrifice mean when you run your own business I always tell people in my life like sometimes a business with you you know I have some things in my life that I really really hard just to buy when you can play this person but I do have faith from the city of Boston and our community and and they have really taken care of us and cookies and sent each other cookies and yeah we got in a lot of corporate orders were bigger companies calling the hey look like all our people are working from home can you send out a hundred and twenty gifts to our employees and we're like absolutely like you know when everything's like cookies are comforting and right now I think people are really looking for comfort and weigh the connection you know so I remember speaking to a woman she's like well it's my granddaughters birthday today and she lives around the corner and I can't go see her and I should hear how heartbroken she was not to able to get a gift set for her play can I say is from Grandma and that's that made me feel good that we could do something and it is an honor to be able to do that.

we were doing frozen dough for restaurants and college those are all obviously on hold for right now and then we do a lot of wholesale accounts for Office Buildings for snacks there's nobody in there but we have really gained it with the online sales Ecommerce which has been fantastic definitely know that I have a different set of problems and I'm glad it's still on but I thought we were grateful for that little problem we're problem solvers that's that's what small business owners so at this point because we've weathered the storm pretty well and I also think the trend of buying food I think we do I could give him a subscription program on both have skyrocketed as well in the last few weeks across is Like how do we get up to making enough cookies to keep up with the demands and we decided that our original plan on space is truly to get a place that we can produce cookies out of first and foremost centralize all our operation so have all the packing and shipping out of Wednesday right now where you know we're packing up our cookies and then we're bringing them to my dining room table and then picking and packing orders and getting them to the post office so we want to centralize all that Under One Roof have storage in one place I was spending a lot of time on the road between storage units in my home office at my house and the kitchen so running around a lot so we can produce that we can have a home office I can my home again and so that we can do retail component to it the other thing that will be nice. We we are constantly Turning Away smaller catering jobs because we just can't get on the road and Financial District in bring somebody have you if we had a central location that was for pickup orders so it would help us to get that that business that we're missing and we missed every week we miss at least a couple a couple dozen orders by not offering that I And places that eventually we would get the retail component where we would not And to be open seven days a week I don't think that we need to be but we would probably be open Thursday Friday Saturday and Sunday so for pickup and we would have flavored Milk Bar and ice cream that we can do ice cream cookie Sandwiches & Ice Cream frappe base 2 of this whole thing not as important as bringing all the Productions face under when's Wednesdays and kind of controlling our own destiny at this point we're looking at the summer is not the summer that we're going to be used to wear again I hope that everybody continues and feel comfortable ordering online play and that way we can be geared up for the holiday season we typically do 30 to 40% 30-30 35% of our business here on so we need to be in a space so that we're not missing opportunities we do a decent amount of corporate orders big holiday events and things of that nature so we really need to put ourselves in a position where we are able to have our own home and control our own destiny despite every crazy thing has happened in these last couple of months is still the right plan and I think because we were able to weather the storm or so said I think I'm excited for us to have everything under one roof to be able to hire people to just continue to make cookies all the time two houses that people can come in and pick up so it'll be nice to have a place that people can come to us instead of running around. We're trying to get away from a I would really like to get some cookies for a party tonight and be able to come and pick them up that day instead of waiting for them to be shipped or whatever so we're really looking forward to that.